Exhibit 99.1
Company announcement

TORM announces new Distribution Policy for stronger alignment between cash generation and shareholder distributions
Today, the Board of Directors of TORM plc (“TORM”) has decided to adjust TORM’s Distribution Policy to ensure a more direct link from cash generation to shareholder distribution.

Going forward, TORM intends to distribute on a quarterly basis excess liquidity above a fixed threshold cash level as at the balance sheet day. For each quarter, the threshold cash level will be determined as the product of cash requirement per vessel and the number of owned and leased vessels in TORM’s fleet as at the balance sheet day.

Excess liquidity is determined as TORM’s readily available liquidity less the threshold cash level. The readily available liquidity is defined as i) TORM’s cash balance at the last day of the quarter preceding the relevant distribution date excluding restricted cash, plus ii) undrawn amounts on TORM’s working capital facilities, minus iii) proceeds received from vessel sales, or additional proceeds from vessel refinancing, or securities offerings in the past 12 months earmarked for share repurchases, debt prepayment, vessel acquisitions, or general corporate purposes.

The cash requirement per vessel is fixed at:
•	USD 1.5m for 30 June 2022
•	USD 1.8m for 30 September 2022 onwards

No dividend will be paid out in connection with the first quarter report of 2022.

TORM’s Distribution Policy will be periodically reviewed and the actual distribution for each quarter will be at the Board of Director’s discretion.

In addition to or instead of dividends, TORM will also consider share repurchases. Currently, TORM has authorization to acquire A-shares equivalent to a total of up to 9% of TORM’s share capital.
Contact
Jacob Meldgaard, Executive Director, tel.: +45 3917 9200
Kim Balle, Chief Financial Officer, tel.: +45 3917 9200
Andreas Abildgaard-Hein, Investor Relations, tel.: +45 3917 9339
About TORM
TORM is one of the world’s leading carriers of refined oil products. TORM operates a fleet of approximately 80 modern vessels with a strong commitment to safety, environmental responsibility and customer service. TORM was founded in 1889 and conducts business worldwide. TORM’s shares are listed on Nasdaq in Copenhagen and on Nasdaq in New York (ticker: TRMD A and TRMD, ISIN: GB00BZ3CNK81). For further information, please visit www.torm.com.
Safe harbor statement as to the future
This announcement may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as “will”, “aim”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, “projects”, “forecasts”, “may”, “should”, or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Company. They are not historical facts, nor are they guarantees of future performance.
Where the Company expresses an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis.  However, because these forward-looking statements are not guarantees of future performance and involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed, projected or implied by these forward-looking statements. In light of these risks and uncertainties, undue reliance should not be placed on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all.
Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions or updates to these forward-looking statements to reflect new information future events or circumstances after the date of this release or to reflect the occurrence of unanticipated events. Please see TORM’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

TORM PLC | BIRCHIN COURT, 20 BIRCHIN LANE LONDON, EC3V 9DU, UNITED KINGDOM | COMPANY: 09818726	COMPANY ANNOUNCEMENT NO.16 11 MAY 2022	PAGE 1 / 1